

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 5, 2017

Via Email
Glen A. Miller
Senior Vice President and Chief Financial Officer
Ben Franklin Financial, Inc.
830 East Kensington Road
Arlington Heights, Illinois 60004

> **Re:** **Ben Franklin Financial, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 29, 2017**
> **File No. 000-55352**

Dear Mr. Miller:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ David Irving

David Irving
Senior Staff Accountant
Office of Financial Services